Exhibit 99.1

            NASDAQ: SLGL  August 2021

 FORWARD-LOOKING STATEMENTS      This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding the Food and Drug Administration (FDA) approval and commercial launch of EPSOLAY®, commercial launch of TWYNEO, the strategic partnership with Galderma, progress on our innovative earlier stage programs, anticipated timing of the initiation of clinical trials for SGT-510, the intellectual property protection that would be provided by patents for SGT-210 and our tapinarof drug product, the timing of the launch of our tapinarof drug product, the future markets for various skin diseases, the timing of a test and a second POC study of erlotinib, projected profit margins, our expectations regarding our liquidity and ability to fund operational and capital expenditure requirements. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: risks relating to the timing of the PDUFA action date for EPSOLAY®, the timing of FDA approval, if any, of EPSOLAY; the risk that we will not receive all of the anticipated benefits of the strategic partnership with Galderma, the risk of a delay in the clinical trials for SGT-510; the risk that we don’t progress on our innovative earlier stage programs, the risk that patents for SGT-210 and our tapinarof drug product will not provide the anticipated intellectual property protection; the risk of a delay in the launch of our tapinarof drug product; the risk that our estimate of the markets for psoriasis, atopic dermatitis and for hyperkeratotic skin diseases are inaccurate; the risk that our tapinarof drug product will not be the only other player besides the brand for a number of years; the risk of a delay in the timing of a test of erlotinib with a much higher concentrations in an animal model and the risk of a delay of a second POC study on PPK patients; the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of, and obtain marketing approval for, our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize and launch our product candidates at all or on a timely basis; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; delays in the launch of product candidates and generic drugs; intense competition in our industry; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; the impact of pandemics, such as COVID-19 (coronavirus); and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and in our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation.  This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

OVERVIEW

OUR DERMATOLOGY COMPANY

IPO

$86.3M raised in February 2018

GALDERMA PARTNERSHIP

5-year license, with option to regain brands. EPSOLAY PDUFA goal date was set for April 26, 2021 (awaiting FDA's pre-approval inspection). TWYNEO FDA Approved July 26, 2021

PERRIGO PARTNERSHIP

Twelve 50/50 gross profit-sharing collaborations

Our Pipeline

ROFLUMILAST (SGT-510)

Our innovative investigational topical formulation of roflumilast (SGT-510) was found to be more effective than roflumilast cream, 0.3%, that was formulated by Sol-Gel according to conventional methods of cream formulation, in a human xenograft psoriasis animal model

ERLOTINIB (SGT-210)

Our proof-of-concept study for erlotinib gel (SGT-210) in palmoplantar keratoderma patients was completed and indicated a possible modest improvement. We plan to investigate higher concentrations of erlotinib

TAPINAROF (SGT-310)

We are currently developing an innovative investigational formulation of tapinarof (SGT-310) aiming to offer product formulation innovations and increased affordability for patients compared to the brand expected to be launched

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     $8 million upfront payment received. Additional regulatory milestone payments of up to $7 millionTiered double-digit royalties (mid- to high-teen percentage) of net salesUp to an additional $9 million in sales milestone paymentsOption to regain commercialization rights  5 years following first sale at no cost to Sol-Gel    STRATEGIC PARTNERSHIP WITH GLOBAL LEADER GALDERMA  U.S. COMMERCIAL PARTNERSHIP FOR EPSOLAY® AND TWYNEO®     Cash-flow positive deal supporting high-value development pipeline

     Aiming to provide effective and tolerable topical therapies to achieve local action  THE SCIENCE BEHIND OUR PROPRIETARY TECHNOLOGY

   Silica-based shell wraps the BPO crystal and is intended to serve as a barrier between the BPO crystals and the skin  CRYO-SEM PICTURE    After application onto skin, BPO slowly migrates through the shell resulting in a continuous flow of BPO for up to 24 hours  ENERGY-DISPERSIVE X-RAY SPECTROSCOPY MAPPING  ENCAPSULATED BENZOYL PEROXIDE (E-BPO)  ENCAPSULATION IS DESIGNED TO ALLOW FOR CONTINUOUS FLOW

   Complete encapsulation allows stabilization of tretinoin in the presence of BPO  SEM PICTURE    Silica-based shell allows for slow delivery of tretinoin to the skin over time   SEM PICTURE  ENCAPSULATED TRETINOIN (E-TRETINOIN)  ENCAPSULATION IS DESIGNED TO ENHANCE STABILITY

     TWYNEO: FIRST PROPRIETARY DRUG APPROVAL  U.S. COMMERCIAL PARTNERSHIP FOR EPSOLAY® AND TWYNEO® WITH GALDERMA

LONG-TERM SAFETY STUDY

MULTIFACTORIAL DISEASE REQUIRING POWERFUL COMBINATION TREATMENTS

UNMET NEED IN ACNE VULGARIS



Acne Vulgaris

A multifactorial disease of the pilosebaceous unit, involving abnormalities in sebum production, follicular epithelial desquamation, bacterial proliferation, and inflammation

How is it Treated?

- Topical BPO, retinoids (such as tretinoin, adapalene), antibiotics, and their combinations
- Oral Isotretinoin and antibiotics

Current Treatment Shortfalls

- Insufficient efficacy negatively affects self-esteem
- Systemic side effects
- Contributes to antibiotic resistance

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(Tretinoin and Benzoyl Peroxide) Cream, 0.1%/3%  TWYNEO®:  OUR FIRST BRANDED PRODUCT APPROVAL  Indication:  for the treatment of acne vulgaris in adults and pediatric patients nine years of age and olderFirst acne treatment that contains a fixed‑dose combination of tretinoin and benzoyl peroxide, which are separately encapsulated in silica using Sol‑Gel’s proprietary microencapsulation technology. Tretinoin and benzoyl peroxide are widely prescribed as separate treatments for acne vulgaris; however, these products have not been available for simultaneous use in a fixed dose combination until the availability of TWYNEO.TWYNEO is protected until 2038 by granted patents and until 2041 by a pending patent application

    * Individual results vary  BASELINE  “Severe”; 29 inflamed lesions31 non-inflamed lesions; 1 nodule  WEEK 12  “Moderate”; 9 inflamed lesions5 non-inflamed lesions; No nodules  IMPROVEMENT IN SEVERE PATIENT  SUBJECT 507-003 ||  18 YEARS OLD | FEMALE | WHITE | NOT HISPANIC OR LATINO*

         Papulopustular RosaceaChronic, inflammatory condition that primarily affects the face and is often characterized by flushing, redness, inflamed bumps, and pustules  How is it Treated?Topical antimicrobials (metronidazole, clindamycin)Topical anti-mite (ivermectin)Systemic antibiotics (minocycline, doxycycline)  Current Treatment ShortfallsInsufficient efficacy resulting in poor adherenceSystemic side effectsContributing to antibiotic resistance  UNMET NEED IN PAPULOPUSTULAR ROSACEA    CHRONIC CONDITION WITH POOR ADHERENCE TO CURRENT TREATMENTS  THE CHALLENGE

       Encapsulation was designed to allow the BPO to slowly migrate from the microcapsules to help reduce irritationPDUFA goal date was set for April 26, 2021.  Awaiting FDA’s pre-approval inspectionPotential to be the first single-active BPO approved by the FDA as a prescription drug product   Benzoyl Peroxide Cream, 5%  SOL-GEL SOLUTION*EPSOLAY®     * EPSOLAY is investigational. Safety and efficacy have not been established

       Two Parallel, Multi-Center, Double-Blinded, Randomized, Vehicle-Controlled Studies, 2:1 Ratio, QD  EPSOLAY® PHASE III STUDIES

 P<0.001  P<0.001  Change from Baseline in Inflammatory Lesion Count  Success in IGA  Week 12Success in IGA (ITT)  Week 12Inflammatory Lesion Count Change from Baseline (ITT)  Study 54-01  Study 54-02  SUCCESS IN PRIMARY ENDPOINTS  PHASE III RESULTS    P<0.001  P<0.001  Study 54-01  Study 54-02

 Success in IGA  Week 2Exploratory Endpoint (ITT)  Week 8Secondary Endpoint (ITT)  P<0.009  P<0.017  Study 54-01  Study 54-02  P<0.001  P<0.009  Study 54-01  Study 54-02  P<0.001  P<0.006  Study 54-01  Study 54-02  Week 4Secondary Endpoint (ITT)  IMPROVEMENT AS OF WEEK 2  SUCCESS IN IGA

 Week 2Exploratory Endpoint (ITT)  Week 4Secondary Endpoint (ITT)  Week 8Secondary Endpoint (ITT)  Change from Baseline in Inflammatory Lesion Count  P<0.001  P<0.001  Study 54-01  Study 54-02  P<0.001  P<0.001  Study 54-01  Study 54-02  P<0.001  P<0.001  Study 54-01  Study 54-02  IMPROVEMENT AS OF WEEK 2  REDUCTION OF LESIONS

    * Individual results vary  BASELINE  “Severe”; 31 inflamed lesions  WEEK 2  “Clear”; No inflamed lesions  WEEK 4  “Clear”; No inflamed lesions  WEEK 12  “Almost Clear”; 1 inflamed lesion  WEEK 8  “Clear”; No inflamed lesions  ONSET OF ACTION AS OF WEEK 2  SUBJECT 116-009 ||  41 YEARS OLD | FEMALE | WHITE | NOT HISPANIC OR LATINO*

 Phase III Studies Followed by 40 Weeks Long-Term Safety Study Extension  Percentage of Subjects  IMPROVEMENT IN IGA*  LONG-TERM SAFETY STUDY     * This study was not designed for efficacy; however, efficacy was evaluated.  Interpret results with caution

   BROAD LONG-TERM INTELLECUAL PROPERTYESTATE        TWYNEO is protected until 2038 by granted patents and until 2041 by a pending patent application        EPSOLAY is protected until 2040 by granted patents and until 2041 by a pendingpatent application      25 patent applications for erlotinib, tapinarof and roflumilast in various skin conditions (as of February 26, 2021)

 LUCRATIVE GENERIC PRODUCTS AND PIPELINE    Source: 1 IQVIA sale data              12 collaborations with Perrigo with 50/50 gross profit sharing   2015    In March 2017, Perrigo filed a Paragraph IV Certification for SOOLANTRA®  March 2017    In February 2019, Perrigo launched acyclovir cream, 5%, developed in collaboration with Sol-Gel. This product generated $22.8 million in net revenues in 2019, $8.7 million in net revenues in 2020 and $0.7 million in net revenues in 1Q/21  February 2019  13:00 - 14:00            In January 2020, Perrigo filed a Paragraph IV Certification for BRYHALI®  January 2020    In June 2020, Perrigo was first-to-file a Paragraph IV Certification for DUOBRII®  June 2020    In June 2021, Perrigo began selling a generic ivermectin cream, 1% product.  In 2019, sales of the brand name product amounted to $1921 million in the U.S.  June 2021  13:00 - 14:00

     Our innovative investigational topical formulation of roflumilast (SGT-510) was found to be more effective than roflumilast cream, 0.3%, that was formulated by Sol-Gel according to conventional methods of cream formulation, in a human xenograft psoriasis animal model      We are currently developing an innovative investigational formulation of tapinarof (SGT-310) aiming to offer product formulation innovations and increased affordability for patients compared to the brand expected to be launched      Our proof-of-concept study for erlotinib gel (SGT-210) in palmoplantar keratoderma patients was completed and indicated a possible modest improvement. We plan to investigate higher concentrations of erlotinib                PIPELINE PROGRESS   RECENT UPDATES

 Pipeline focused on large and attractive categories and two active moieties that already demonstrated positive Phase 3 results    4/26/21 PDUFA          EPSOLAY ®(benzoyl peroxide) Cream, 5%Papulopustular Rosacea  Galderma Partnership – U.S.  research  pre-clinical  phase II  phase III  filed              SGT-210 (erlotinib)Palmoplantar Keratoderma  research  non-clinical  phase II  phase III  filed  INNOVATIVE PIPELINE OF TOPICAL SKIN MEDICATIONS  REVENUE STREAM FROM PARTNERSHIPS WILL SUPPORT DEVELOPMENT OF OUR INNOVATIVE PIPELINE                TWYNEO® (tretinoin and benzoyl peroxide) cream, 0.1%3%Acne Vulgaris  Galderma Partnership – U.S.  research  pre-clinical  phase II  phase III  filed  Approved07/26/21    SGT-310 (tapinarof)Psoriasis & Other Dermatologic Indications  research  non-clinical  phase II  phase III  filed              SGT-510 (roflumilast)Psoriasis & Other Dermatologic Indications  research  non-clinical  phase II  phase III  filed

               >  Gross proceeds of $86.3 million raised in IPO on February 5, 2018  >  Gross proceeds of $11.5 and $23 million raised in public follow-on offerings on August 12, 2019 and February 13, 2020, respectively  >  Additional $5 million investment by controlling shareholder in April 2020  >  23,029,953 Ordinary Shares as of June 30, 2021  >  $8.7 million net revenues from generic products in 2020 and $1.6 million net revenues from generic products in 1H/21  >  $38.9 million in cash and investments as of June 30, 2021  >  Based on Galderma’s upfront and milestone payments, we expect that our cash resources will enable funding of operational and capital expenditure requirements into the first quarter of 2023 (assuming timely approval of EPSOLAY in 2021)  FINANCIAL PROFILE  RECENT UPDATES

            NASDAQ: SLGL